Sun Life Financial completes Preferred Share offering

Toronto - - July 15, 2005 - - Sun Life Financial Inc. (NYSE, TSX: SLF) announces the successful completion of a domestic public offering of $325 million of Class A Non-Cumulative Preferred Shares, Series 2 (the “Preferred Shares”) at $25 per share yielding 4.80% annually. The offering, initially for $300 million of Preferred Shares, was increased to $325 million following exercise by the underwriting syndicate, led by RBC Capital Markets, of an option to purchase an additional $25 million of Preferred Shares. The Preferred Shares were issued under a prospectus dated July 8, 2005. The Toronto Stock Exchange has conditionally approved the listing of the Class A Non-Cumulative Preferred Shares, Series 2, under the ticker symbol SLF.PR.B.

The Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2005, the Sun Life Financial group of companies had total assets under management of CDN$366 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Tom Reid
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com